June 6, 2007
VIA EDGAR AND OVERNIGHT MAIL
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Concho Resources Inc. Registration Statement on Form S-1 Filed April 24, 2007 File No. 333-142315
Dear Ms. Parker:
     Set forth below are the responses of Concho Resources Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2007, with respect to the Company’s Form S-1 initially filed with the Commission on April 24, 2007, File No. 333-142315 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
Form S-1 filed April 24, 2007
General
1.	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Response:

We note your request and have made corresponding changes where applicable throughout Amendment No. 1.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response:

Copies of all artwork and graphics we intend to include in the prospectus are included in Amendment No. 1. The artwork and graphics are located on the cover page of the prospectus, the inside cover page of the prospectus and the back cover page of the prospectus.

3.	We note a number of blank spaces throughout your filing for information you are not entitled to omit under Rule 430A. Please revise to include the omitted information. Upon conclusion, we will need sufficient time to review the information and may have additional comments.

Response:

We intend to revise the prospectus to include the information that is not permitted to be omitted under Rule 430A sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review this information and to enable us respond to any additional comments the Staff may have as a result of the inclusion of this information.

4.	Please file all omitted exhibits as soon as practicable. You should expect that we will require sufficient time to review the exhibits once they have been filed. We may have additional comments.

Response:

We have filed with Amendment No. 1 all exhibits that are currently available. We intend to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable us to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.

5.	Please update the financial information within the document to comply with Rule 3-12 of Regulation S-X.

Response:

We have updated the financial information included in Amendment No. 1 to comply with Rule 3-12 of Regulation S-X.
Cover Page

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
6.	The cover page should include only the information required under Item 501 of Regulation S-K. Please remove the terms “Joint book-running managers” and “Joint lead manager.” You may include this information on the back cover page, however.

Response:

We have revised the cover page of the prospectus to remove the terms “Joint book-running managers” and “Joint lead manager” in response to this comment.

7.	Please move the information found on page ii regarding forward-looking statements to a part of the prospectus that is not subject to Rule 421(d), such as somewhere after the risk factors section.

Response:

We have revised the prospectus to move the information formerly located on page ii regarding forward-looking statements to a part of the prospectus that is not subject to Rule 421(d). Please see page 34 of the prospectus included in Amendment No. 1.

8.	While we note your statement that you believe the data from third-party sources is reliable, please eliminate the disclaimer to the effect that you cannot “guarantee its accuracy and completeness.” Market data included in your registration statement must be based on reasonable and sound assumptions. If you do not reasonably believe that the information is accurate and is data on which investors may reasonably rely in making their investment decisions, you should eliminate the data from your filing. Revise the text as necessary so that you do not suggest that Concho could lack a reasonable belief as to the completeness and accuracy of the market data it elects to include in the filing.

Response:

We have revised the prospectus to delete any suggestions that we lack a reasonable belief as to the completeness and accuracy of the market data that is included in the prospectus. Please see page ii of the prospectus included in Amendment No. 1.
Prospectus Summary, page 1
9.	Ensure that the summary focuses on the most important aspects of the offering. The summary should not include a lengthy description of the company’s business and business strategy. In this regard, we note that the information on page 3 under the subheadings “Our business strategy” and “Our strengths” appears to be replicated on page 64 and 65. Also, within this section, you include duplicative information. For example, you reference the drilled/completed and re-completed wells in 2006 on page 2 and later on page 4.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have revised the disclosure in the “Summary” section as requested to eliminate duplicative information. We have also revised our disclosure under the headings “Our business strategy” and “Our strengths” to summarize the information included under each of those headings in the “Business and properties” section. We believe this information in the “Summary” section describes the aspects of the Company and the offering that are the most significant to potential investors as required by Item 503(a) of Regulation S-K.
Our Business, page 1
10.	Please begin the description of your business by disclosing your formation date.

Response:

We have revised the prospectus to disclose our formation date earlier in the description of our business. Please see page 1 of the prospectus included in Amendment No. 1.

11.	Please define in context the term “emerging resource plays.”

Response:

We have revised the prospectus to provide a definition of the term “emerging resource plays.” Please see pages 3 and 70 of the prospectus included in Amendment No. 1.

12.	We note that you present a pro forma reserve/production index and pro forma average daily production metric for the year ended December 31, 2006 in your table on page 2. Please expand your disclosure to clarify whether you have assumed that the combination transaction had taken place as of January 1, 2006 for purposes of computing pro forma production for the year ended December 31, 2006.

Response:

We have revised the prospectus to clarify that we have assumed that the combination transaction had taken place as of January 1, 2006 for purposes of computing pro forma production for the year ended December 31, 2006 in the referenced table. Please see pages 1, 2 and 70 of the prospectus included in Amendment No. 1.
The Offering, page 7
13.	The identification of a New York Stock Exchange symbol may suggest readers that your have been approved for listing, although you indicate on the cover page that you intend to apply for listing. Please revise to make clear your current status regarding your application for listing on the NYSE.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have revised the prospectus to make clear the current status regarding our application for listing on the NYSE. Please see the cover page of the prospectus and page 7 of the prospectus included in Amendment No. 1.
Non-GAAP financial measure and reconciliation (unaudited), page 13
14.	We note the non-GAAP measure you define as “EBITDAX” excludes interest expense; income taxes; depreciation, depletion, amortization and accretion; gains and losses from hedge ineffectiveness and derivatives not designated as hedges; impairment charges; exploration expense and dry hole costs and stock based compensation expense.

Further, we note that although you state that your measure may be used to better understand your operations, and suggest that it provides useful information regarding your ability to service and incur debt, you then caution that EBITDAX should not be considered as an indicator of your operating performance or a measure of liquidity.

As you may know, the guidance in Item 10(e)(ii) of Regulation S-K generally precludes adjusting non-GAAP performance measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years; or adjusting non-GAAP liquidity measures other than EBIT and EBITDA to exclude charges or liabilities that required or will require cash settlement. In this regard, we note you adjust your measure to exclude items that appear to be recurring in nature, or which are associated with cash expenditures.

Please revise your disclosure to comply with Item 10(e) of Regulation S-K, and the related guidance in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website.

In the event you are able to recalculate and retain some version of this non-GAAP measure, demonstrating compliance as indicated above, you should revise your disclosure to clearly state the reasons for your metric and to describe the insight and understanding you have obtained as a result, which is not otherwise apparent from your financial statements. Finally, we do not see sufficient support for your disclosure stating that your EBITDAX measure will be comparable to EBITDA of companies that employ the full cost method of accounting for their oil and gas properties.

Response:

We have revised the prospectus to remove the non-GAAP financial measure EBITDAX and have replaced it with EBITDA. We have also revised our disclosure to comply with Item 10(e) of Regulation S-K and the related guidance provided in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We do not believe that the items excluded from “Net income (loss)” in the calculation of EBITDA as presented in the prospectus eliminate or smooth items identified as non-recurring, infrequent or unusual in our

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
financial statements. We have revised the disclosure to demonstrate the usefulness of the measure EBITDA and to disclose the manner in which this measure is used to evaluate our business, the economic substance behind the decision to use EBITDA and the material limitations associated with the use of EBITDA as compared to the use of net income. Please see pages 14 and 15 of the prospectus included in Amendment No. 1.
Risk Factors, page 15
15.	Please eliminate statements that mitigate the risk that you and your business represent. Discuss the risk directly and plainly. In this regard, we note statements beginning with “while” or the clauses “cannot control,” “beyond our control,” “cannot be certain,” “outside our control,” “cannot assure,” “inherently difficult.” Also revise the statement “[t]hese factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and nature gas price movements.”

Response:

We have revised the prospectus to eliminate statements that mitigate the risks that we face as described in “Risk factors.” We have also revised the prospectus to discuss these risks directly and plainly in response to this comment.

16.	Provide meaningful disclosure in the subheadings and text of the risk factors. Rather than state that your company or business may be adversely affected, describe what the adverse effect may be. For example, we note the subheading “Our working capital could be adversely affected if we enter into derivative instruments that require cash collateral” on page 19. Revise the subheading to describe how your working capital may be adversely affected. Please also revise the bullet point discussion of risks found in your summary section accordingly.

Response:

We have revised the prospectus to provide meaningful disclosure of the risks that we face. Please see pages 17, 20, 22, 24, 27 and 29 of the prospectus included in Amendment No. 1.

17.	Ensure that your subheadings discuss the risk presented to your company and business as well as the facts giving rise to such risk. For example, we note the subheading “The results of enhanced recovery methods are uncertain” on page 26. Expand the subheading to disclose the risks associated with the uncertainty of the enhanced recovery methods’ results.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have revised the prospectus by expanding the subheadings to discuss the risks that we face in response to this comment. Please see pages 17, 20, 22 and 27 of the prospectus included in Amendment No. 1.

18.	Avoid generic risk factors that can apply to any registrant. Risk factors should be specific to your company and operations. For example, we note the risk factor entitled “Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results...” on page 26. Also, if possible, specify how the described risk has actually impacted your operations. For instance, under the risk factor entitled “Severe weather could have a material adverse impact on our business” on page 28, discuss whether your operations have been actually affected by severe weather.

Response:

We have revised the prospectus to eliminate generic risk factors that can apply to any registrant. We have also revised the prospectus to provide specific examples, where possible, that illustrate how we have been impacted by certain risks. We note, however, our belief that the information contained in the risk factor regarding internal control over financial reporting is not a generic risk factor that can apply to any registrant and does describe one of the most significant factors that makes the offering described in the prospectus subject to risk. As a result, we believe this risk factor should remain in the prospectus in accordance with Item 503(c) of Regulation S-K. We have revised this risk factor so that it more clearly describes the risks that we face. Please see page 27 of the prospectus included in Amendment No. 1.

19.	You disclose elsewhere in the filing having a classified board. Please discuss in a risk factor how this impacts your business.

Response:

We have revised the prospectus to discuss in a risk factor how stockholders are impacted as a result of our having a classified board. Please see page 31 of the prospectus included in Amendment No. 1.
Our commodity price risk management program may cause as to forego additional..., page 18
Our business requires substantial capital expenditures..., page 19
20.	Please expand to provide quantitative disclosure. For example, quantify the shortfall during the first three months of 2007 that required you to curtail your drilling operations. Quantify your current debt outstanding as well as your capital expenditure needs for the next 12 months.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have revised the prospectus to provide additional quantitative disclosure in response to this comment. We are unable, however, to quantify a specific shortfall during the first three months of 2007 that resulted in our decision to curtail our drilling operations. We decided to curtail our drilling program in order to preserve liquidity until we were able to complete our second lien term loan facility. While we could have continued our drilling program using available capital resources during this time, the use of such resources could have jeopardized our liquidity in the event we were not able to complete our second lien term loan facility. In order to avoid putting our liquidity at risk, our management decided it was more prudent to curtail our drilling program. We have revised the prospectus to more clearly explain this matter. In addition, we have revised the prospectus to quantify our current debt outstanding as well as our expected capital needs for 2007. We cannot quantify our capital needs beyond December 31, 2007 because our board of directors has not approved a budget for the year ending December 31, 2008. Please see page 20 of the prospectus included in Amendment No. 1.

21.	We note that your bank credit facilities limit your ability to incur additional indebtedness. Please discuss how this limit will affect you ability to issue debt and incur additional borrowings, if needed, as noted in this risk factor.

Response:

We have revised the prospectus to discuss how the limitations in our bank credit facilities affect our ability to issue debt and incur additional borrowings. Please see page 20 of the prospectus included in Amendment No. 1.
We may be unable to make attractive acquisitions..., page 21
22.	We also note that your bank credit facilities also limit your ability to merge or consolidate with other entities and to sell all or substantially all your assets. Please discuss the bank facility in this risk factor and discuss how these limits affect your business strategy.

Response:

We have revised the prospectus to discuss how the limitations in our bank credit facilities affect our ability to merge or consolidate with other entities. Please see pages 22 and 23 of the prospectus included in Amendment No. 1. Because the sale of all or substantially all of our assets is not part of our current business strategy, we do not believe that the limitations imposed by the bank credit facilities on such a transaction present a material risk to investors.
Use of Proceeds, page 34
23.	Please explain how you used the proceeds of the second lien term loan and the revolving credit facility, which you intend to repay with the proceeds of this offering. Refer to

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
Instruction 4 to Item 504 of Regulation S-K. Also disclose the amount of the proceeds of this offering that will be allocated to each loan.

Response:

We have revised the prospectus to describe how we used the proceeds of the second lien term loan facility and the revolving credit facility in accordance with Instruction 4 to Item 504 of Regulation S-K. We have also revised the prospectus to disclose how we currently expect to allocate the proceeds from this offering to repay each bank credit facility. In accordance with Instruction 7 of Item 504 of Regulation S-K, we reserve the right to change the allocation of proceeds from this offering to repay each bank credit facility. We have disclosed in the prospectus the certain contingencies and the alternative uses of those proceeds in accordance with Instruction 7 of Item 504 of Regulation S-K. Please see page 35 of the prospectus included in Amendment No. 1.
Management’s discussion and analysis of financial conditions and results of operations, page 41
Overview, page 41
24.	Confirm that the security holders with whom you exchanged your securities for the securities of Concho Equity Holdings Corp. were accredited investors. In this regard, we note that on page 42 you state that you initially determined that you could not conduct the exchange because you could not confirm that the security holders were accredited.

Response:

The Combination Agreement dated February 24, 2007 was executed by, among other parties, the twenty largest stockholders of Concho Equity Holdings Corp. (“CEHC”), who collectively held approximately 99% of the outstanding capital stock of CEHC. In the Combination Agreement, each of these stockholders of CEHC made representations that, among other things, such stockholder was an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and that the shares of common stock they would receive in the exchange contemplated by the Combination Agreement were restricted securities under federal securities laws. At the time of the execution of the Combination Agreement, an additional 18 individuals (all of whom were employees of CEHC) held approximately 1% of the outstanding capital stock of CEHC. Because CEHC and the Company were not able to definitively confirm at the time of execution of the Combination Agreement that each of these individuals was an accredited investor, they were not offered the opportunity to execute the Combination Agreement and engage in the exchange.

Under the terms of the Combination Agreement, once the informational requirements of Regulation D could be satisfied, the Company was obligated to merge a newly-formed subsidiary of the Company (“Merger Sub”) with and into CEHC in order to cause the

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
conversion of the shares of capital stock of CEHC held by these 18 individuals into shares of common stock of the Company. The conversion of the capital stock of CEHC into common stock of the Company pursuant to this merger was done using the same exchange ratio as was used in the exchange described in the preceding paragraph.

In connection with the formation of Merger Sub and prior to the merger described in the preceding paragraph, the Company contributed all the shares of capital stock of CEHC held by the Company. As a result of this contribution, Merger Sub owned approximately 99% of the outstanding capital stock of CEHC. Therefore, pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”), the merger of Merger Sub with and into CEHC (and the resulting conversion of the shares of capital stock of CEHC held by the 18 individuals described above into shares of common stock of the Company) happened by operation of law and did not require the approval of the stockholders of CEHC. Under Section 262 of the DGCL, however, the stockholders of CEHC did have the right to seek appraisal of their shares of capital stock of CEHC in lieu of receiving shares of common stock of the Company in the merger.

Because the stockholders of CEHC had to make a decision as to whether or not to seek to exercise their appraisal rights under Delaware law, at the time of the merger, the Company provided to the stockholders of CEHC the information required by Rule 502(b) of Regulation D. This disclosure package provided information regarding the terms of the merger, the shares of common stock of the Company issuable in the merger and information about each stockholder’s right to seek an appraisal of their shares of capital stock of CEHC under Section 262 of the DGCL. In addition, the Company asked each of the 18 individuals who were stockholders of CEHC to confirm whether or not they were an accredited investor (as such term is defined in Rule 501(a) of Regulation D). Twelve of these individuals confirmed they were accredited investors and six informed the Company that they were not able to confirm they were accredited investors. In addition to the information provided to the stockholders of CEHC required by Rule 502(b), CEHC arranged for a purchaser representative (as such term is defined in Rule 501(h) of Regulation D) to represent the six individuals who were stockholders of CEHC and who were not able to confirm they were accredited investors. The Company believes that each stockholder of CEHC who was not an accredited investor either alone or with the purchaser representative had such knowledge and experience in financial and business matters that such stockholder was capable of evaluating the merits and risks of the decision whether or not to exercise their right to seek appraisal of their shares of capital stock of CEHC under Delaware law. Following the merger of Merger Sub with and into CEHC, the Company filed a Form D with the SEC providing notice of the sales in connection with the merger.
Hedging Activities, page 46
25.	To the extent that material changes occurred, please explain the reasons for the changes, identifying the factors contributing to the changes. We note that the commodity price hedges decreased oil revenues by $7.0 million in 2006, compared to the decrease of $1.2

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
million in 2005, and gas revenues increased by $1.2 million in 2006, compared to the decrease of $0.5 million in 2005.

Response:

We have revised the prospectus to explain the factors that contributed to the changes in the results of hedging activities. Please see pages 49 and 51 of the prospectus included in Amendment No. 1.
Bank credit facilities, page 52
26.	We note that as of December 31, 2006, the outstanding amount under the revolving credit facility was $455.7 million. Please disclose how you used the amount borrowed under the credit facility.

Response:

We have revised the prospectus to disclose how we used the amounts borrowed under the revolving credit facility. Please see page 58 of the prospectus included in Amendment No. 1.
Business and properties, page 62
27.	We note the reference to the software license agreement with Enertia Software Systems. Please disclose the duration of the license and discuss, if material, the importance of the license to your business.

Response:

We have revised the prospectus to disclose the duration of the software license agreement with Enertia Software Systems. Please see page 115 of the prospectus included in Amendment No. 1. We do not believe the software license agreement is material to our business because there are several other providers of similar software systems from whom we can license similar services.
Our principal customers, page 77
28.	We note your disclosure in which you state that on a pro forma basis, for the year ended December 31, 2006, oil and gas sales to Navajo Refining Company L.P. and DCP Midstream, L.P. accounted for approximately 53% and 18%, respectively, of your total oil and gas sales. Please disclose the assumptions you applied to your historical financial results to arrive at these pro forma percentages. If these measures go beyond a simple addition of the actual historic sales to these entities, please state your rationale.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have revised the prospectus to clarify that the pro forma percentages were calculated as though the combination transaction occurred on January 1, 2006. Therefore, these percentages were prepared by simply adding revenue from actual historic sales to these entities on a pre-combination and post-combination basis as a percentage of total pro forma revenue for the year ended December 31, 2006. Please see page 84 of the prospectus included in Amendment No. 1.
Summary of core operating areas and emerging plays, page 72
Marketing arrangements, page 76
29.	Please identify the purchaser from whom you generate 36% of your oil and gas revenues and discuss the material terms of the verbal agreement. Identify any other purchasers accounting for more than 10% of your consolidated revenues.

Response:

We have revised the prospectus to identify the purchaser from whom we generated 36% of our oil and gas revenues during the year ended December 31, 2006. This percentage relates to revenue generated under an arrangement with respect to a specified portion of our oil and gas properties. We have also described the material terms of the agreement entered into with that purchaser, which terms are substantially similar to the verbal arrangement under which we previously conducted business with that purchaser. Please see pages 83 and 84 of the prospectus included in Amendment No. 1. We have disclosed on page 84 of the prospectus included in Amendment No. 1 all purchasers that accounted for more than 10% of our total pro forma operating revenues for the year ended December 31, 2006.
Our principal customers, page 77
30.	File as exhibits the supply agreements with Navajo Refining Company, L.P. and DCP Midstream, L.P.

Response:

We have filed with Amendment No. 1 the supply agreements with Navajo Refining Company, L.P. and DCP Midstream, L.P. in response to this comment. Please note that we have requested confidential treatment on certain portions of the supply agreement with DCP Midstream, L.P.
Competition, page 77
31.	As required by Item 101(c)(x) of Regulation S-K, estimate the number of your competitors and disclose your competitive position among such competitors.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have revised the prospectus to provide additional disclosure regarding the markets in which we compete and the types of competitors that we face. Please see page 85 of the prospectus included in Amendment No. 1. Item 101(c)(x) of Regulation S-K requires disclosure of “an estimate of the number of competitors and the registrant’s competitive position, if known or reasonably available to the registrant.” Due to the significant range of competitors in the regions in which we operate, many of which are independent private companies, and because competitors continuously enter and exit our areas of operation, an accurate estimate of the number of our competitors at any given time is not reasonably available to us. Any such estimate would be very speculative and could be misleading to an investor. Further, we believe that disclosure of any estimated number of competitors would not be a material consideration for a prospective investor in our company or any other company focused on the exploration and production of oil and gas in the regions in which we operate.
Executive officer compensation, page 90
32.	We note that annual grants of long-term equity incentive awards are targeted at the median level of the market pay practices for each executive officer’s position, but the award may be adjusted based on the individual’s performance. We also note that your board bases option grants in part on individual performance. For example, we note that you awarded to Mr. Thomas a slightly larger cash bonus in connection of the filing of your IPO registration statement and a higher number of options in connection with the completion of the combination transaction in February 2006 than was awarded to the other named vice presidents. Please expand your disclosure to discuss the elements of individual performance and/or contribution that are taken into account in determining whether an adjustment is warranted and in awarding specific forms of compensation. See Item 402(b)(vii) of Regulation S-K and Release 8732A, Section II.B.1.

Response:

We have revised the prospectus to expand the referenced disclosure to discuss the factors considered by the compensation committee in awarding cash bonuses and equity compensation awards to the named executive officers. Please see pages 99 and 100 of the prospectus included in Amendment No. 1.

33.	In the table on page 97 with respect to outstanding option awards at December 31, 2006, please include footnote disclosure of the vesting dates of outstanding options. See Instruction 2 of Item 402(f)(2) of Regulation S-K.

Response:

We have revised the prospectus to add footnote disclosure of the vesting dates of outstanding options in accordance with Instruction 2 of Item 402(f)(2) of Regulation S-K. Please see pages 104 and 105 of the prospectus included in Amendment No. 1.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
34.	In the table on page 100 with respect to director compensation, please include footnote disclosure of the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of option awards outstanding at the fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response:

We have revised the prospectus to add footnote disclosure of the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of option awards outstanding as of December 31, 2006. Please see page 107 of the prospectus included in Amendment No. 1.
Principal and selling stockholders, page 104
35.	Expand the table to identify the natural persons with the power to vote or dispose of the securities being registered for resale.

Response:

We have revised the prospectus to identify the natural persons with the power to vote or dispose of the shares of common stock being registered for resale. Please see pages 111 through 113 of the prospectus included in Amendment No. 1. We supplementally inform the Staff that Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P. and Yale University are included in the table because each beneficially owns more than 5% of our common stock, and each of these entities has informed us that it does not intend to be a selling stockholder in this offering.
Certain relationships and related party transactions, page 107
36.	Please disclose whether the terms of each of the identified transactions were equivalent to terms agreed-upon in similar transactions with unaffiliated parties.

Response:

We have revised the prospectus to disclose our belief that the terms of the identified transactions are at least as favorable as they would have been had we contracted with an unrelated third party. Please see page 114 of the prospectus included in Amendment No. 1.
Underwriting, page 124
37.	Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have been informed by J.P. Morgan Securities Inc. and Banc of America Securities LLC that they have no present intention to consent to the release of the lock-up restrictions prior to expiration of the 180-day period. We have revised the “Underwriting” section accordingly. Please see page 133 of the prospectus included in Amendment No. 1.
Exhibits and financial statements schedules
38.	We note that you omitted portions of the Combination Agreement. Please file as an exhibit the entire agreement. If you believe the omitted portions are entitled to confidential treatment, please submit a confidential treatment application as instructed by Rule 406 of the Securities Act of 1933.

Response:

We previously omitted the schedules, exhibits and other attachments to the Combination Agreement because we do not believe they are material to an investment decision in our common stock. In response to this comment, however, we have filed substantially all of the schedules, exhibits and other attachments to the Combination Agreement. We have omitted from this filing the financial statements of CEHC, Caza Energy LLC and Chase Oil Corporation because we believe the inclusion of these financial statements would be more confusing than informative to investors. At the time these financial statements were exchanged between the parties to the Combination Agreement, the financial statements had not been audited in accordance with U.S. generally accepted accounting principles. The Chase Oil Corporation and Caza Energy LLC financial statements that were exchanged between the parties to the Combination Agreement were prepared on the basis of accounting each company uses for income tax purposes, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Since then, the Company has prepared and included in the Registration Statement audited financial statements. In addition, Chase Oil Corporation and Caza Energy LLC have prepared special-purpose carve-out financials of the Chase Group Properties that are included in the Registration Statement. We believe these financial statements are more material to an investment decision with respect to our common stock.

We have included with the Combination Agreement filed as Exhibit 2.1 a list briefly identifying the contents of all omitted schedules. We also agree to furnish supplementally a copy of these omitted schedules to the Commission upon request.

39.	Please file as an exhibit an opinion of counsel addressing the legality of the securities covered by the registration statement.

Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
Because our board of directors has not taken action to formally authorize the issuance of the securities covered by the registration statement, at this time our counsel is not able to issue the opinion required to be filed pursuant to Item 601(b)(5) of Regulation S-K. Included supplementally with this response letter as Exhibit A is a draft of the opinion of our counsel that is expected to be issued once our board of directors has taken the action necessary to authorize the issuance of the shares of common stock covered by the registration statement. Once our counsel has issued this opinion, we will file the opinion as Exhibit 5.1 to the Registration Statement.

40.	We note that the Tulsa, Oklahoma office of Grant Thornton LLP consented to the inclusion of its audit report, dated April 23, 2007 in your registration statement as well as consented to the inclusion of audit reports issued by other offices of Grant Thornton LLP. Ordinarily, consents would be obtained from the offices rendering the opinions.

Response:

Grant Thornton LLP has included a consent from each office rendering an opinion in Amendment No. 1.
Concho Resources Inc. financial statements, page F-2
Note A — Organization and nature of operations, page F-7
41.	Please disclose the relationship between Concho Resources Inc. and Concho Equity Holdings Corp. as of the date of the share exchange between these two entities. In addition, disclose the financial position, extent of operations and capital structure of Concho Resources Inc. as of the date of the share exchange. The extent to which these entities were under common control should be clear.

Response:

We have revised Note A to disclose the information requested by this comment. Please see page F-9 of the prospectus included in Amendment No. 1.
Note B — Summary of significant accounting policies, page F-7
42.	We note you report gains and losses on derivatives not designated as hedges as well as cash flows related to these derivatives for the period from inception through December 31, 2004 and for the year ended December 31, 2005. Please expand your disclosure to indicate your objectives for holding these instruments during these periods as required by paragraph 44 of SFAS 133.

In addition, please expand your MD&A to discuss the impact these derivatives had on your results of operations for the period from inception through December 31, 2004 and for the year ended December 31, 2005.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
Response:

We have revised the prospectus to expand our disclosure to indicate our objectives for holding these instruments and to discuss the impact these derivatives had on our results during the referenced periods. Please see pages 54 and F-16 of the prospectus included in Amendment No. 1.
Concho Resources Inc. and subsidiaries unaudited pro forma combined statements of operations, page 52
Note B. Pro forma adjustments related to the Combination, page F-54
43.	We note you include an adjustment to reflect additional interest expense for borrowings under your bank credit facility which were used to acquire the Chase Group Properties. Please disclose the effect on income of a 1/8 percent variance in the interest rate.

Response:

We have revised the prospectus to provide the requested disclosure. Please see pages F-65 and F-66 of the prospectus included in Amendment No. 1.
Lowe Partners, LP Statements of revenues and direct operating expenses, page F-73
44.	We note you present statements of revenues and direct operating expenses for the Lowe Properties for the period January 1, 2004 through November 30, 2004 and for the year ended December 31, 2003. However, in your letter dated July 18, 2006 you state that you propose to include within your registration statement the statements of revenues and direct operating expenses for the Lowe Properties for the period from January 1, 2004 through December 7, 2004 and for the year ended December 31, 2003. In addition you indicate that you will include capital expenditure information related to these properties in an unaudited footnote. Please revise your registration statement to include this information or explain to us why you believe this information is no longer relevant.

Response:

The acquisition of the Lowe Properties from Lowe Partners, LP was consummated on December 7, 2004. The accounting records of Lowe Partners, LP, however, were available only through normal accounting month ends, with the closest such month end being November 30, 2004. The seven days of revenue and direct operating expenses for the Lowe Properties subsequent to November 30, 2004, and prior to the acquisition of the Lowe Properties by Concho Equity Holding Corp. on December 7, 2004, represent approximately 2% of the revenues net of direct operating expenses for the period from January 1, 2004 to November 30, 2004 and are insignificant in relation to the statement of revenues and direct operating expenses for the eleven month period ended November 30, 2004.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have disclosed the amounts of capital expenditures for the year ended December 31, 2003 and the period from January 1, 2004 to November 30, 2004. Please see page F-87 of the prospectus included in Amendment No. 1.
Engineering Comments
Business and properties, page 62
Combination transaction, page 66
45.	Here you state, “Prior to the completion of this offering, the field operations of the oil and gas properties we acquired from the Chase Group were conducted on our behalf and at our direction by employees of Mack Energy Corporation an affiliate of Chase Oil. Upon the completion of this offering, our employees, along with third party contractors, if necessary, will assume those operations.” We note you paid Mack Energy $10.3 million (of $22 million total production costs) in 2006 for contract operations per your disclosure in “Transition Services Agreement” on page 107. Please amend your risk factors to include the possibility of an increase in future production costs from historical levels. If you do not consider this increase to be significant, please illustrate your position to us.

Response:

We have revised the prospectus to discuss the possibility of an increase in future production costs from historical levels. Please see page 24 of the prospectus included in Amendment No. 1.
Glossary of Terms, page 130
46.	Your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are an incomplete version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of proved oil and gas reserves. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf.

Response:

We have revised the referenced defined terms to conform the definitions of such terms in Rule 4-10(a) of Regulation S-X. Please see pages 138 and 139 of the prospectus included in Amendment No. 1.
Notes to consolidated financial statements, page F-7
Note S. Supplementary information, page F-49
Reserve quantity information (unaudited), page F-50

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
47.	We note the significant changes to your proved oil and gas reserves, such as “New discoveries and extensions” for 2005 and 2006 and “Purchase of minerals-in-place for 2006. Please amend your document to disclose the related details and causes for these increases as prescribed by Financial Accounting Standard 69, paragraph 11.

Response:

We have revised the prospectus to disclose the related details and causes for the changes to our proved oil and gas reserves in response to this comment. Please see page F-60 of the prospectus included in Amendment No. 1.
Standardized measure of discounted future net cash flows (unaudited), page F-51
48.	The “Future production, development and abandonment costs” line item for 2006 is $4,479,797 thousand while these same costs from your third party engineers’ reports in appendices A and B appear to total $1,505,317 thousand. Please explain this difference to us and amend your document if it is appropriate.

Response:

The difference between future production, development and abandonment costs noted by the Staff between our SFAS No. 69 disclosures on page F-61 and the similar amounts from the reports of our third-party consulting engineers totaling approximately $25.3 million represents the excess of estimated salvage value of production equipment over estimated abandonment costs.

As noted in Staff comment number 49 below, the reports of Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc. do not include amounts associated with estimated salvage value or estimated abandonment costs. Estimates of these amounts are calculated by our internal engineering staff. The calculations of estimated abandonment costs are utilized in our calculation of the present value of the amounts of our estimated retirement obligations, as described in Note F to our consolidated financial statements. Consequently, the difference noted by the Staff relates to the net amount of estimated salvage value and estimated abandonment costs.

49.	Your third party engineers’ reports state that abandonment costs have not been included in their evaluations. However, the “abandonment costs” portion of the above line item indicates otherwise. Please explain this difference to us and amend your document if it is appropriate.

Response:

Please see our response to the Staff’s comment number 48. The “abandonment costs” identified in the referenced line item in our SFAS No. 69 disclosure on page F-61 refers to costs estimated by our engineering staff, not to amounts included in the reports of our

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
third-party consulting engineers. As described above, this line item also includes our estimate of estimated equipment salvage value.

50.	Please amend your standardized measure to disclose your estimated future development costs separately from your estimated future production costs as required by FAS 69, paragraph 30(b).

Response:

We have revised the prospectus to disclose our estimated future development costs separately from our estimated future production costs in the calculation of our standardized measure in accordance with FAS 69, paragraph 30(b). Please see page F-61 of the prospectus included in Amendment No. 1.

51.	Please submit to us the petroleum engineering reports — in hard copy and electronic spreadsheet format — you used as the basis for your 2006 proved reserve disclosures. The report should include:
a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects. Please note that we are inquiring about the largest in the company, not in each third party report;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, narratives) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest three properties.

Please direct these engineering items to: U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549-7010 Attn: Ronald M. Winfrey
Response:

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
We have responded separately to this request by letter to Mr. Winfrey dated May 29, 2007.
52.	The above comments requests that you submit supplemental information. If you wish that we return these materials to you upon completion of our review, you must do so at the time that you furnish the materials. See Rule 418(b) under Regulation C. A pre-paid shipping container/voucher will greatly facilitate the return of your documents.
Response:
We have requested the return of the materials provided in response to comment 51 in the above-referenced letter dated May 29, 2007. We have provided a pre-paid shipping container/voucher in order to facilitate this request.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
June 6, 2007
     Should the Staff have any questions or comments, please contact the undersigned at 432-683-7443 or T. Mark Kelly of Vinson & Elkins L.L.P. at 713-758-4592.

Very truly yours, CONCHO RESOURCES INC.
By:	/s/ STEVEN L. BEAL
Steven L. Beal
President and Chief Operating Officer

cc:	Ms. Jenifer Gallagher (Commission)
Mr. Karl Hiller (Commission)
Ms. Carmen Moncada-Terry (Commission)
Mr. T. Mark Kelly (Vinson & Elkins L.L.P.)
Mr. Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Mr. W. Matthew Strock (Vinson & Elkins L.L.P.)
Mr. C. William Giraud, IV (Vinson & Elkins L.L.P.)
Mr. Gerald S. Tanenbaum (Cahill Gordon & Reindel LLP)
Mr. William S. Anderson (Bracewell & Giuliani LLP)

22

Exhibit A

[ ], 2007	Draft: June 6, 2007

Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701

RE:	Registration Statement on Form S-1
Ladies and Gentlemen:
     We have acted as counsel for Concho Resources Inc., a Delaware corporation (the “Company”), in connection with the proposed offer and sale (the “Offering”) by the Company and the selling stockholders (the “Selling Stockholders”), pursuant to a prospectus forming a part of a Registration Statement on Form S-1, Registration No. 333-142315, originally filed with the Securities and Exchange Commission on April 24, 2007 (such Registration Statement, as amended at the effective date thereof, being referred to herein as the “Registration Statement”), of common stock, par value $.001 per share, of the Company (the “Common Shares”).
     In connection with this opinion, we have assumed that (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective, (ii) the Common Shares will be issued and sold in the manner described in the Registration Statement and the prospectus relating thereto and (iii) a definitive underwriting agreement in the form filed as an exhibit to the Registration Statement with respect to the sale of the Common Shares will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.
     In connection with the opinion expressed herein, we have examined, among other things, (i) the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, (ii) the records of corporate proceedings that have occurred prior to the date hereof with respect to the Offering, and (iii) the Registration Statement. We have also reviewed such questions of law as we have deemed necessary or appropriate. As to matters of fact relevant to the opinion expressed herein, and as to factual matters arising in connection with our examination of corporate documents, records and other documents and writings, we relied upon certificates and other communications of corporate officers of the Company, without further investigation as to the facts set forth therein.
     Based upon the foregoing, we are of the opinion that:
(a) with respect to the Common Shares to be issued or sold by the Company, when the Common Shares have been delivered in accordance with a definitive underwriting agreement approved by the Board of Directors of the Company and upon payment of the consideration therefor provided for therein (not less than the par value of the Common Shares), the Common Shares will be duly authorized, validly issued, fully paid and nonassessable; and

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500, Houston, TX 77002 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Exhibit A
(b) the Common Shares proposed to be sold by the Selling Stockholders are duly authorized, validly issued, fully paid and nonassessable.
     The foregoing opinions are limited in all respects to the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws) and the federal laws of the United States of America, and we do not express any opinions as to the laws of any other jurisdiction.
     We hereby consent to the statements with respect to us under the heading “Legal matters” in the prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement, but we do not thereby admit that we are within the class of persons whose consent is required under the provisions of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500, Houston, TX 77002 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com